UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ____________________
Commission file number 001-15955

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Employees 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Financial Inc.
1401 Lawrence Street, Ste. 1200 Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants

CoBiz Employees 401(k) Plan

Denver, Colorado

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of CoBiz Employees 401(k) Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits (modified cash basis), for the years ended December 31, 2017 and 2016, and the related notes and supplemental schedule (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the CoBiz Employees 401(k) Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2017 and 2016, in conformity with the modified cash basis of accounting, as described in Note 2.

BASIS FOR OPINION

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements have been prepared on a modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles. Our opinion is not modified with respect to this matter.

SUPPLEMENTAL INFORMATION

The supplemental schedule (modified cash basis) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

Denver, Colorado

June 27, 2018

We have served as the Plan's auditors since 2010.

COBIZ EMPLOYEES 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

MODIFIED CASH BASIS

December 31, 2017 and 2016

	2017	2016

INVESTMENTS, AT FAIR VALUE
Mutual Funds	$43,774,533	$36,076,057
Collective Investment Trust	15,864,930	11,781,600
CoBiz Financial Inc. Common Stock Fund	4,285,661	3,331,726
TOTAL INVESTMENTS, AT FAIR VALUE	63,925,124	51,189,383
Guaranteed Interest Fund, at contract value	12,090,471	12,531,082
TOTAL INVESTMENTS	76,015,595	63,720,465

RECEIVABLES
Participant loans	952,214	851,369

NET ASSETS AVAILABLE FOR BENEFITS	$76,967,809	$64,571,834

The accompanying notes are an integral part of these financial statements.

 COBIZ EMPLOYEES 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

MODIFIED CASH BASIS

For the Years Ended December 31, 2017 and 2016

	2017	2016
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
Investment income:
Net appreciation in fair value of investments	$9,443,518	$4,183,141
Dividends and interest	757,091	718,259
Total investment income	10,200,609	4,901,400

Interest on participant loans	37,637	38,909

Contributions:
Participant	4,556,224	3,913,650
Company, net of forfeitures	1,976,217	1,298,926
Rollover	1,018,075	1,019,236
Total contributions	7,550,516	6,231,812

Deductions:
Benefits paid to participants	(5,376,644)	(7,059,500)
Administrative expenses	(16,143)	(13,377)
Total deductions	(5,392,787)	(7,072,877)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	12,395,975	4,099,244

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	64,571,834	60,472,590

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$76,967,809	$64,571,834

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 – DESCRIPTION OF PLAN

The following description of the CoBiz Employees 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  The Plan covers all full-time employees of CoBiz Financial Inc. and its wholly owned subsidiaries (the “Company”) who have attained age 21 and have worked for the Company for one month.  The Plan was created on January 1, 1991 and has been restated or amended thereafter to comply with new rules and regulations issued and applicable to the Plan.  The Plan has designated Principal Financial Group (Principal) as the Plan's recordkeeper and trustee.  Principal is also the custodian of participants’ investment in the Company’s common stock.    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan provided for an automatic deferral contribution equal to 3% of participants’ pretax annual compensation (eligible compensation).    Beginning January 1, 2017, employees are automatically enrolled to defer 6% of their eligible compensation.  Additionally, each subsequent year on April 1st,  contributions will automatically auto-escalate by 1% up to a maximum of 10%.  Previously, employee deferral contributions auto-escalated 1% annually, up to 6%.  Participants may affirmatively elect a different percentage ranging from 1% to up to the maximum allowed by law of their pretax annual compensation, as defined in the Plan or up to $18,000 in 2017 and 2016, subject to certain Internal Revenue Code (IRC) limitations, or elect not to participate.  If the participant attains age 50 during the Plan year, the participant may contribute a catch-up contribution of an additional $6,000 in 2017 and 2016.  The Plan accepts Roth elective contributions made on behalf of participants, as defined in the Plan Document and subject to IRC limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of mutual funds,  a collective investment trust fund, a common stock fund and guaranteed interest fund as investment options for participants.

Discretionary Contributions

The Company may contribute a discretionary contribution as determined annually by the Company’s Compensation Committee and such contributions are directed by the receiving participants’ investment election.  The Company matched 100% of 2017 and 2016 employee contributions up to 3% of Eligible Compensation.  For 2017 and 2016, employee contributions between  3% and 6% of Eligible Compensation received a 50% Company match, which was funded in the first quarter of the year following each respective plan year.

Participant Accounts

Principal is responsible for preparing, maintaining, and allocating amounts to individual participants’ accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions.  Participant accounts are adjusted for interest earned and dividends paid,  expenses charged,  and any appreciation or depreciation of investments.  The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account, the earnings or losses thereon and the participant’s vested amount in their Company contribution account.

Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon.  Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service.  A participant vests 20% annually and is 100% vested after five years of credited service.  A year of credited service is considered to be when an employee has worked at least 1,000 hours with the Company during the plan year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance.  Loan terms range from 1 to 5 years or up to 15 years if the loan is for the purchase of a participant’s  primary residence.  Participants are limited to two concurrent outstanding loans.  The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant.  The loans bear interest at rates that range from 3.25% to 5.5%, which are commensurate with local prevailing rates at loan origination as determined by the Plan administrator.  Loan principal and interest is paid ratably through semi-monthly payroll deductions.  Loans outstanding at December 31, 2017 mature on various dates from 2018 through 2032.  Participant loans are recorded in the financial statements at amortized cost.

Forfeitures

Forfeitures which occur pursuant to the Plan are applied to offset expenses and employer contributions as such obligations accrue.    In 2017 and 2016, there were no forfeitures applied against expenses.    For the years ended December 31, 2017 and 2016, employer contributions were reduced by $112,000 and $85,000, respectively, by applied forfeitures.   At December 31, 2017 and 2016, there were no forfeitures of terminated non-vested participant account balances available to offset future expenses and/or Company contributions.

Payment of Benefits

On termination of service, death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.    Participants start receiving required minimum distributions from the Plan the later of the year the participant retires or attains age 70½.  Benefits of $5,000 or less may be distributed automatically in a single sum unless an optional form of benefit is selected.  The participant’s interest portion held in the CoBiz Financial Inc. Common Stock Fund may be distributed in kind.

The Plan allows for hardship withdrawal to pay certain eligible expenses if the participant does not have other funds available for these expenses.  Internal Revenue Service (IRS) regulations require that a participant cannot make contributions to the Plan for six months after taking a hardship withdrawal.  In addition, participants will not receive matching contributions for the six months they are ineligible to participate in the Plan.

Any death benefit other than a lump sum distribution made to the participant’s spouse must be distributed no later than December 31st of the calendar year immediately following the calendar year in which the participant died, or December 31st of the calendar year in which the participant would have reached age 70½, whichever is later.  If the beneficiary of any death benefit other than a lump sum distribution is not a spouse, the distribution must be made beginning no later than December 31st of the calendar year immediately following the calendar year in which the participant died.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Estimates

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.   This basis of accounting is not in accordance with accounting principles generally accepted in the United States.  Cash basis financial statements that adjust securities investments to fair value are considered to be prepared on a modified cash basis of accounting.  Under the modified cash basis of accounting, certain additions and related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

The preparation of financial statements in conformity with the modified cash basis of accounting may require management to make estimates and assumptions.  These estimates and assumptions may affect the reported amounts of assets and liabilities and, if applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Mutual funds, collective investment trust (CIT), and the CoBiz Financial Inc. common stock fund investments are stated at fair value in accordance with ASC 820 Fair Value Measurements and Disclosures (ASC 820).  Fair value is defined under ASC 820 as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  See Note 3 – Fair Value Measurements for detailed investment valuation methodologies used.

The Guaranteed Interest fund, which is a fully-benefit-responsive-investment contracts  is measured, presented and disclosed at contract value in accordance with ASC 962 Plan Accounting - Defined Contribution Pension Plans (ASC 962).

Purchases and sales of securities are recorded on a trade-date basis.  The Plan presents in the Statements of Changes in Net Assets Available for Benefits – Modified Cash Basis the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.    Dividend income is recorded on the ex-dividend date while interest income is recorded on a modified cash basis.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Administrative expenses are deducted from participant accounts.  Administrative expenses cover for the cost of providing professional investment management, marketing the investment options, and the plan’s recordkeeping and service package.  The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for various investment alternatives.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statements of Net Assets Available for Benefits – Modified Cash Basis and the Statements of Changes in Net Assets Available for Benefits – Modified Cash Basis.  Additionally, some investments held by mutual funds are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about the issuers, different security transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Subsequent Event

On June 17, 2018 the Company and Plan Sponsor entered into an Agreement and Plan of Merger with BOK Financial Corporation (“BOK”), an Oklahoma corporation, and BOKF Merger Corporation Number Sixteen (“Merger Sub”), an Oklahoma corporation and direct wholly-owned subsidiary of BOK. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into Merger Sub, with Merger Sub as the surviving corporation in the Merger.

NOTE 3 – FAIR VALUE MEASUREMENTS

ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined using assumptions that market participants would use in pricing an asset or liability.  As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.  The Plan’s investment committee regularly reviews the fair value of investments held by the Plan, calculated utilizing a variety of factors taking into consideration Level 1, 2, and 3 inputs.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy, is set forth below.

Mutual Funds

Mutual funds include publicly traded mutual funds recorded at unit value.  Unit value is determined daily using publicly traded net asset value or share prices, adjusted for dividend rates and management fee rates.  The management fee rates are considered a Level 2 input.  However, the Plan has assessed the impact of the management fee rates on the overall fair value of the account and determined it is immaterial.  As a result, the fair value of the account in its entirety is classified as Level 1.

Guaranteed Interest Fund

The Plan has invested in the Guaranteed Interest Fund, which contains investment contracts and is a fully-benefit-responsive investment contract (FBRIC).  Consistent with ASC 962, investments in FBRICs are measured, presented, and disclosed at contract value and are not subject to requirements for fair value measurement disclosure.    Therefore, the Guaranteed Interest Fund has been excluded from the tables below.

Collective Investment Trust

The CIT invests in a collective trust fund as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date.  The CIT provides for daily redemptions by the Plan at reported net asset values with no restrictions and a one-day advance notice requirement.  Net asset value serves as a practical expedient to estimate the fair value of the CIT.

The CIT is comprised primarily of investments in the following: the Principal Bond Market Index Separate Account, the Principal Large Cap S&P 500 Index Separate Account,  and the Principal Diversified International Inst Fund.  The fair value of the separate accounts are not publicly quoted pricing inputs.  The fair value of mutual funds is based on publicly quoted pricing inputs (Level 1).  The fair value of all these investments is used in determining the net asset value of the collective investment trust, which is not publicly quoted.  Consistent with ASC 820, the Plan excludes investments in CIT from categorization within the fair value hierarchy as a result of the investments fair value being measured using net asset value per share.  Therefore, the CIT investment has been excluded from the tables below.

CoBiz Financial Inc. Common Stock Fund

The CoBiz Financial Inc. Common Stock Fund contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price.  As a result, the fair value of the account in its entirety is classified as Level 1.

The following tables present the Plan’s assets measured at and subject to fair value measurements at December 31, 2017 and 2016, aggregated by the level in the fair value hierarchy within which those measurements fall.

		Fair value measurements using:
	Balance at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds	$43,774,533	$43,774,533	$-	$-
CoBiz Financial Inc. Common Stock Fund	4,285,661	4,285,661	-	-
Total	$48,060,194	$48,060,194	$-	$-

		Fair value measurements using:
	Balance at December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Mutual Funds	$36,076,057	$36,076,057	$-	$-
CoBiz Financial Inc. Common Stock Fund	3,331,726	3,331,726	-	-
Total	$39,407,783	$39,407,783	$-	$-

NOTE 4 – GUARANTEED INTEREST FUND

The Plan has entered into a benefit-responsive investment contract with Principal.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Investments in  FBRICs are measured, presented, and disclosed at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan Documents (including complete or partial plan termination or merger with another plan), (2) changes to plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk on the contract issuer or otherwise.  The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 – TAX STATUS

The IRS has determined and informed the Company by a letter dated August 8, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.   The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that at December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

NOTE 7 – ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

The Plan has designated Principal as the trustee of the Plan.  Officers or employees of the Company performed certain administrative functions.  No such officer or employee receives compensation from the Plan.

The Plan has entered into a benefit-responsive investment contract with Principal, who maintains contributions in a general account.  Principal is the plan Provider as designated by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Administrative fees paid to the Plan’s service provider for the years ended December 31, 2017 and 2016 amounted to approximately $16,000 and $13,000, respectively.  Plan investments include mutual funds, a guaranteed interest fund, collective investment trusts managed by Principal, participant loans and investments in the Company’s common stock.  Principal is a trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.    Loans to participants and investments in the Company’s common stock also quality as party-in-interest transactions, which are also exempt from prohibited transaction rules.

NOTE 8 – SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiaries’ employees into the Plan.  All wholly-owned subsidiaries of the Company were included in the Plan at December 31, 2017.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN

EIN 84-0826324, PLAN # 001

 SCHEDULE H, PART IV, LINE 4i;
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

		Current
Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Value
Plan’s Interest in Mutual Funds
Alger Capital Appreciation Inst	Mutual Funds	$5,075,345
American Funds EuroPacific Gr R5	Mutual Funds	5,869,104
BlackRock High Yield Bond Inst Fund	Mutual Funds	671,741
Goldman Sachs Small Cap Growth Insights Fund Class IR	Mutual Funds	1,846,016
Invesco Diversified Dividend Fund Class Y	Mutual Funds	3,556,564
Janus Henderson Enterprise T Fund	Mutual Funds	3,229,891
MFS Value R3	Mutual Funds	950,296
Oppenheimer Developing Markets A	Mutual Funds	1,614,236
PIMCO GNMA D Fund	Mutual Funds	330,726
Pioneer Fundamental Growth Fund Class Y	Mutual Funds	1,049,058
Principal Large Cap S&P 500 Index Inst*	Mutual Funds	7,197,168
Principal MidCap S&P 400 Index Inst*	Mutual Funds	3,658,399
Principal Real Estate Securities Inst*	Mutual Funds	528,988
Principal SmallCap S&P 600 Index Inst*	Mutual Funds	1,744,320
Principal SmallCap Value II Inst Fund*	Mutual Funds	864,343
Prudential Total Return Bond Fund Class Z	Mutual Funds	3,667,166
Wells Fargo SP MC Val I Fund	Mutual Funds	1,921,172
		$43,774,533
Plan’s Interest in the Guaranteed Interest Fund*
Principal Life Insurance Company Interest Fund	Guaranteed Investment Contract	$12,090,471

Plan's Interest in the Principal's Collective Investment Trust*
Principal LifeTime Hybrid Inc CIT	Collective Investment Trust	$461,872
Principal LifeTime Hybrid 2010 CIT	Collective Investment Trust	216,419
Principal LifeTime Hybrid 2015 CIT	Collective Investment Trust	505,672
Principal LifeTime Hybrid 2020 CIT	Collective Investment Trust	2,280,211
Principal LifeTime Hybrid 2025 CIT	Collective Investment Trust	2,428,955
Principal LifeTime Hybrid 2030 CIT	Collective Investment Trust	2,497,450
Principal LifeTime Hybrid 2035 CIT	Collective Investment Trust	2,303,340
Principal LifeTime Hybrid 2040 CIT	Collective Investment Trust	2,013,340
Principal LifeTime Hybrid 2045 CIT	Collective Investment Trust	1,369,707
Principal LifeTime Hybrid 2050 CIT	Collective Investment Trust	1,388,673
Principal LifeTime Hybrid 2055 CIT	Collective Investment Trust	363,061
Principal LifeTime Hybrid 2060 CIT	Collective Investment Trust	36,230
		$15,864,930

CoBiz Financial Inc.*	Common Stock Fund	$4,285,661

Participant loans with interest ranging from 3.25% to 5.50% with various maturities through November 2032, collateralized by participant vested account balances.*		$952,214

TOTAL PLAN ASSETS HELD FOR INVESTMENT		$76,967,809

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan
Date: June 27, 2018	By:	/s/ Troy Dumlao
Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, EKS&H LLLP